787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 14, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Susan Block
Division of Corporation Finance

Re:	New Breed Logistics Corp.

Confidential Draft Registration Statement on Form S-1

Submitted May 9, 2013

CIK No. 0001576206

Dear Ms. Block:

Please find set forth below the responses of New Breed Logistics Corp., currently named New Breed Holding Company (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated June 5, 2013, to Mr. Louis DeJoy, Chairman and Chief Executive Officer of the Company, regarding the Company’s confidential draft registration statement on Form S-1 submitted on May 9, 2013. For your convenience, we have set forth below the Staff’s comments in italics, followed by the Company’s responses thereto.

Concurrently with this letter, we are submitting, on a confidential basis pursuant to the Jumpstart Our Business Startup Act, Amendment No. 1 to the Company’s confidential draft registration statement on Form S-1 previously submitted on May 9, 2013 (the “Amended Draft Registration Statement”).

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

As requested by the Staff, we will provide the requested mock-ups with any pictures or graphics as well as any accompanying captions prior to the printing and distribution of the preliminary prospectus.

Securities and Exchange Commission

June 14, 2013

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

No written communications or research reports have been prepared in reliance on such provisions. If our plans change and there are such written communications or research reports, we will provide the Staff with copies on a supplemental basis.

3.	We note that the prospectus contains a number of blanks. We expect confidential draft registration statements to be substantially complete at the time of their initial submission. In this regard, we note the Executive and Director Compensation and Principal and Selling Stockholders sections on pages 91 and 96 contain blanks which may not be omitted pursuant to Rule 430A of the Securities Act. Please fill in these blanks with your next amendment.

We have included the requested information in the updated tables regarding Executive and Director Compensation and Principal and Selling Stockholders included in the Amended Draft Registration Statement. Please note that we expect to effect a stock split prior to the distribution of the preliminary prospectus; at such time, the share numbers and per share data (including historical data) will be adjusted where applicable throughout the Registration Statement.

4.	The financial statements should be updated as required by Rule 3-12 of Regulation S-X.

As requested, the Amended Draft Registration Statement includes financial statements for the first quarter of 2013 as required by Rule 3-12 of Regulation S-X.

5.	Please include a currently dated consent of the independent registered public accounting firm when you file your registration statement.

We will provide the requested consent with our first public filing of the Registration Statement.

6.	We note market data discussed in the document from Armstrong & Associates. If the market research was commissioned by you, please provide a consent as an exhibit for Armstrong & Associates or advise.

We advise the Staff that certain market data contained in the Amended Draft Registration Statement was prepared by Armstrong & Associates at the Company’s request in connection with the Registration Statement. We will provide the requested consent as an exhibit to the Registration Statement and have revised the exhibit index contained in the Amended Draft Registration Statement accordingly.

Securities and Exchange Commission

June 14, 2013

Prospectus Summary, page 1

Our Company, page 1

7.	For some of your statements, please revise to state them as your belief. By way of example, the below statements appear to be subjective. In the alternative, please substantiate these statements to us. Examples include:

•	“optimize mission-critical,” at page 1;

•	“implement transformative solutions,” at pages 1 and 6;

•	“transformative supply chain solutions,” at page 1;

•	“unique needs,” at page 1;

•	“optimize a comprehensive program,” at page 1;

•	“ongoing optimization and innovation,” at page 1;

•	“strong track record,” at page 2;

•	“deep professional expertise,” at page 71; and

•	“innovative processes and technologies,” at page 71.

Revise similar language throughout.

In light of the complex and integral nature of our expertise and client engagements, as described in the Amended Draft Registration Statement, we believe that the above-mentioned statements, and similar statements throughout the Registration Statement, are substantiated and appropriately convey to investors the nature of our expertise and services we provide to clients. However, in light of the above comment, we have revised certain of the above statements in the Amended Draft Registration Statement to state them as the Company’s belief.

For example, we describe on pages 86-87 of the Amended Draft Registration Statement our relationships with our three largest clients. For Verizon Wireless, the largest wireless communications company in the United States, we distribute what we believe to be a substantial majority of their wireless devices and accessories, while also providing reverse logistics services for a majority of their returns. For Boeing, the world’s largest aerospace company, we systematically segregate over 50,000 SKUs of high-value inventory across multiple entities with real-time, comprehensive inventory and order processing. Similarly, our production and parts support services provided to United Technologies Corporation companies, including UTC Aerospace, Sikorsky and Pratt and Whitney, have helped these companies increase their manufacturing production rates. These are just a few examples of the optimized programs we provide, servicing critical aspects of our clients’ diverse business needs. We believe these supply chain services are fairly characterized as “mission-critical” to our clients.

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June 14, 2013

Over the course of the vast majority of our client engagements, we continually analyze the relevant aspects of the subject supply chains and modify our services on an ongoing basis in order to generate increased efficiencies over the life of the engagement. Our statements regarding our ongoing optimization and innovation are supported in various places throughout the Amended Draft Registration Statement, including

•	Our processes are “often nimble enough to identify client needs and receive feedback in the morning and implement changes by the afternoon” (page 2).

•	“Through our engineering services, program design and management teams, we proactively make adjustments as a result of demanding, time-sensitive changes in our clients’ supply chains” (page 5).

See also “Business – Program Design and Management” and “– Our Information Technology Platform.”

As we note on pages 2-3, our strategy is to target projects that are large, complex and transformational, not merely to replicate what our clients already do themselves. For example, we currently manage the full spectrum of Verizon Wireless’ reverse logistics needs, including tracking all handsets electronically and providing complete visibility throughout the return process via a web portal to the client, a capability not previously available to the client. Through our real-time data capture, we have been able to identify specific failings in our client’s products in a timely fashion, allowing our client to immediately begin to address such issues. Our services help our clients improve customer service levels and quality, while reducing inventory levels and other supply chain costs. Nonetheless, in light of the Staff’s comment, we have revised the second sentence on page 1 of the Amended Draft Registration Statement to state “what we believe to be transformative solutions” and have made similar changes elsewhere (see pages 4 and 7 and in the corresponding disclosure elsewhere in the Amended Draft Registration Statement); we have not modified the subsequent reference (‘these transformative supply chain solutions”) in the same paragraph since we believe it is clear that it refers to the previous, now qualified, statement.

Furthermore, our real-time data capture capabilities exemplify the “innovative processes and technologies” we have developed in the course of our client engagements. Another example is the proprietary testing system we have developed to increase the accuracy of our handset wireless testing for Verizon Wireless, through the development of handset model-specific testing jigs. We believe our references to our innovative processes and technologies generally are appropriate to convey to investors ways in which we are differentiated from our competitors.

Regarding references to “our strong track record,” we believe that this statement is substantiated by our high retention rate by annual contract revenue, the nature of our clients, our client engagement renewal rates and our history of increasing the size and scope of our service offerings for our clients over time. As we note on page 2, on a

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June 14, 2013

typical day, we execute approximately 100,000 orders and handle over one million discrete transactions with a very high level of service accuracy, speed and reliability. In 2012, our logistics facilities handled more than $30 billion in customer goods. Our strong track record is further supported by the multiple recognitions we have received from clients, such as Boeing’s Performance Excellence Awards for six consecutive years from 2007 to 2012. Nonetheless, in light of the Staff’s comment, we have revised this statement regarding our strong track record as being to our belief.

We believe our “deep professional expertise” is substantiated by the quality of our management team, personnel and the length of our typical client engagement. On average, our 28-person senior management team (defined as Vice President or above) has over 22 years of experience in the logistics and transportation management sector. We have assembled over 280 IT specialists and 160 logistical and supply chain professionals, many of whom hold advanced degrees in relevant fields of study, and comprise our engineering services, program design and management teams. This expertise is further enhanced by the long-term nature of our client engagements, which allows these professionals to develop further expertise addressing our clients’ needs and identifying future applications for the solutions developed.

In response to the Staff’s comment regarding our clients’ “unique needs,” we have revised this disclosure to refer to “particular needs” throughout the Amended Draft Registration Statement.

8.	We note your disclosure in the [third] paragraph that your retention rate by annual contract revenue is more than 95% in each of the past ten years. Please revise to add balancing language that there is no guarantee that comparable retention rates will be achieved in the future. Please also revise the first paragraph on page 5 accordingly.

In response to the Staff’s comment and similar comments made by the Staff regarding the balancing of historical information we provide in the prospectus, we have included additional language in the prospectus summary section “Risks Associated with our Business” (which we have moved up to page 8 of the Amended Draft Registration Statement to give it greater prominence), reminding readers that there “can be no guarantee that similar results to historical performance will be achieved in the future or that projected results will be realized.” We believe that this enhanced disclosure, together with the detailed risk factors we provide, provide an appropriately balanced approach, rather than interrupting the disclosure on each page where we make similar historical statements.

9.

Please revise the third sentence of the fourth paragraph to disclose the percentage of revenue contributed by each of the customers you list. To the extent that any of the listed customers contribute less than 10% of your revenue, please revise to clarify such fact and disclose the aggregate percentage of revenue contributed by such customers. In this regard, we note that Verizon Wireless, Boeing and United Technologies appear to be greater than 10% customers. Please revise to clarify the revenue contribution of Avaya,

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June 14, 2013

Disney, Logitech and Siemens Medical Solutions to your results of operation or, alternatively, delete such references. Please also file any material contracts with these listed customers or advise. Refer to Item 601(b)(10) of Regulation S-K.

In this paragraph included on the first page of our prospectus summary, we provide investors with a representative list of the leading corporations included in our client base. As noted in the Staff comment above, we go on to highlight in this paragraph that three of these clients are 10% or greater customers during 2012, but we do not expressly state that the other four clients listed (Avaya, Disney, Logitech and Siemens Medical Solutions) are not 10% or greater customers. In response to the Staff’s comment above, we note that each of these other customers have been clients of the Company for at least five years, representing a percentage of our 2012 revenues ranging from approximately 1.6% to close to 7.0%, and, as such, are indicative of our long-term client base.

We have not filed any of our agreements with these or other clients, since we do not believe they are material contracts that are required to be filed under Item 601(b)(10) of Regulation S-K. Our client agreements are made in the ordinary course of our business and accordingly are not required to be filed under Item 601(b)(10)(i) of Regulation S-K. We similarly do not believe we have any contracts, even if made in the ordinary course of our business, upon which we are substantially dependent (and thus are not required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K) for the following reasons:

•

Our client relationships typically include one or more master agreements that outline the general terms of a multifaceted relationship with the client. These agreements, in turn, are then typically amended and/or supplemented by numerous statements of work and sub-agreements. These statements of work and sub-agreements detail much of the services we provide and frequently amend the general terms contained in the master agreements. As such, there is no single contract upon which we are substantially dependent.

•

More fundamentally, as noted on page 48 of the Amended Draft Registration Statement, a “significant majority of our revenue is derived from contracts that are terminable by the client upon short notice without significant penalty.” These contracts terminable upon short notice by the clients without significant penalty specifically include our contracts with Verizon Wireless (see page 16, Risk Factors).

•

In addition, as we note in risk factors on page 17, our contracts generally do not have minimum volume or service levels and accordingly clients may materially reduce the services we provide. In fact, since for most of our contracts our revenues are volume-based, the revenue from any client relationship is largely determined by factors, such as the strength of our services and the underlying demand for our client’s products.

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June 14, 2013

As such, as we describe on page 48, it is the high level of integration of our logistics solutions with the client’s operations and the services we provide that drive the client relationship, not any specific contract.

10.	We note your disclosure in the fourth paragraph that your revenue grew at a compound annual growth rate of 15.9% over the last decade and that over the last three years your non-Verizon Wireless client revenue grew at a compound annual growth rate of 18.9%. Please replace with yearly numbers or delete this discussion. Please refrain from using compound growth rates as these appear to represent two discrete snapshots in time but do not show trends or events during the period represented. Please also revise to add balancing language that there is no guarantee that comparable annual growth rates will be achieved in the future, if you continue to include this discussion on a yearly basis. Similarly, please revise the third paragraph in the Our Opportunity section on page 3, the first paragraph in the Our Growth Strategy section on page 6, the fourth paragraph on page 43, under “Overview,” the first paragraph and chart on page 69, under “Industry Growth Drivers and Trends” and throughout, as necessary.

In light of the above comment, in the Amended Draft Registration Statement we have deleted references to our compound annual growth rates. Although we have not included revenues for each year within the ten year period provided (as we believe including revenue for each of the ten years would not provide investors with any additional material information and would be unduly complicated), we have balanced the disclosure by specifically noting that our 2012 revenues were down from their peak in 2010. See pages 1-2 of the Amended Draft Registration Statement. While we have modified the Company-specific disclosure, deleting any reference to Company compound annual growth rates (including on page 4 of the initial confidential Registration Statement), we believe the industry statistics provided do indicate the overall trend in the business. With respect to the Staff’s comment on balancing language, we note that we have added language in the prospectus summary section “Risks Associated with our Business” as described in our response to comment 8 above, as well as at the end of the “Industry” section on page 78.

11.	Refer to the first paragraph on page 2. Please delete the reference to your supply chain as the equivalent to that of a Global 100 company.

As requested, we have deleted this reference in the Amended Draft Registration Statement.

12.	Please refer to the chart on page 2. Please revise to remove the introductory language “Innovation + Optimization = Transformation” and “Beyond Logistics” as such language does not assist in explaining your supply chain service offerings.

As requested, we have deleted this reference in the Amended Draft Registration Statement.

Securities and Exchange Commission

June 14, 2013

13.	We note your disclosure in the third full paragraph on page 3 that you had an adjusted EBITDA margin of at least 15% and adjusted operating income margin of at least 9% for each of the last five years. Please revise to explain how these measures are calculated and why these measures are useful to investors. Please also cross reference to a reconciliation of such measures to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP or, alternatively, delete.

In light of the above comment, we have deleted the references to adjusted EBITDA margin and adjusted operating income margin in the Amended Draft Registration Statement.

Our Opportunity, page 3

14.	We note your disclosure in the third paragraph that the penetration of third-party logistics providers in the U.S. was 20.9% in 2011, thereby providing an opportunity for additional growth as the market continues to develop. Please revise to add balancing language that there is no guarantee that the penetration of third-party logistics providers will increase in the future.

In this disclosure, captioned “Our Opportunity,” we seek to disclose to investors the historical penetration rate of third-party logistics providers in the U.S., which we believe presents us with an opportunity for growth, particularly in light of industry dynamics and market trends. In response to this comment, we have inserted the words “we believe” to clarify this and, together with that clarification, the added balancing language on page 9 noted in our response to comment 8 above in addition to the extensive risk factor disclosure included elsewhere in the prospectus. We respectfully submit that we do not believe there is a further need to insert here that there is no guarantee that the penetration of third-party logistics providers will increase in the future.

15.	We note your disclosure in the last sentence of the third paragraph that your market opportunity remains very large and high growth in nature. Please revise to add balancing language that there is no guarantee that you will experience market opportunity growth as anticipated.

We note that the statement referenced in the above comment is qualified by the Company’s belief, and that we have now deleted the word “very” in the Amended Draft Registration Statement. We respectfully submit that we believe that there is no further need to add additional balancing language here, as described in our response to comment 14 above.

Our Strengths, page 4

16.	We note your disclosure in the second paragraph that your retention rate by annual contract revenue is more than 95% in each of the past ten years. Please revise to add balancing language that there is no guarantee that comparable retention rates will be achieved in the future. Please also revise the first paragraph on page 5 accordingly.

Please see our response to comment 8 above.

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June 14, 2013

Customized business analytics, page 5

17.	Please substantiate to us that your services are more customized and sophisticated than your competitors or take out the reference to your competitors. Similarly at page 2 substantiate to us how you distinguish yourself from other service providers or delete that statement.

In light of the above comment, we have deleted the reference to our competitors in the discussion on page 5 of our customized and sophisticated services.

With respect to the language regarding how we distinguish ourselves from other service providers cited in the above comment, we believe we offer logistics services that are more customized and sophisticated than other service providers. Our belief is based on our extensive industry knowledge, developed from discussions with our clients and other industry participants, discussions with industry experts such as Armstrong & Associates, participation in RFP processes and the service standards that we provide that typically exceed those requested by our clients. We do not believe that there is another service provider that has the IT infrastructure and engineering, logistical and other expertise that permit us to rapidly deploy comprehensive supply chain solutions tailored to the client’s particular needs, provide and analyze actionable data on a real-time basis and then use that data to optimize the supply chain.

Highly flexible, scalable business, page 5

18.	We note the reference to doubling revenues from 2006 to 2012. Please provide revenues and net income or loss for those years and each intervening year or delete this discussion regarding doubling of revenues from 2006 to 2012.

In response to the Staff’s comment, we have removed the reference to doubling revenues from 2006 to 2012, while retaining the disclosure of our revenues for those years. As emphasized in the heading of this subsection and the related disclosure, the point we make here is not to emphasize our revenue growth in recent years (nor our net income, which is not mentioned here), but rather to demonstrate the flexibility and scalability of our business model. We believe this presentation accurately conveys this point, without the need to highlight here the year to year changes in our revenue.

Capture growth imbedded in our client base, page 6

19.	Please balance the last paragraph to indicate that there is no guarantee that your current engagements will continue to provide a platform for growth going forward.

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June 14, 2013

Our statement in this section states that (i) it is our expectation and (ii) these current relationship provide a platform for growth, for the Company to build on. In light of our response to comment 8 and the related disclosure in the Amended Draft Registration Statement, we do not believe it is necessary to insert here that there are no guarantees to this expectation.

Our History, page 7

20.	We note your disclosure that Warburg Pincus is a majority owner of the company and that your Chairman and CEO also maintains a significant equity stake. Please consider adding an ownership structure chart with graphics and narrative disclosure to illustrate the company’s ownership structure upon consummation of the offering. The chart should illustrate the company’s post-offering ownership structure including the relative ownership of your common stock and the associated voting rights between Warburg Pincus, your senior management team and the public shareholders.

Unlike other offerings, the Company’s structure and ownership, after giving effect to the offering, is relatively simple: there will be only one class of outstanding shares (common stock) and neither Warburg Pincus, nor our Chairman and CEO, will hold enhanced voting rights vis a vis our public stockholders, other than the limited director designation rights. To better clarify this, and in response to the Staff’s comment, in the Amended Draft Registration Statement, we have added disclosure highlighting Warburg Pincus’ and our Chairman and CEO’s significant ownership positions and board designation rights in the prospectus summary section “Our History and Ownership” and have added a cross-reference to the related “Certain Relationships and Related Party Transactions” and “Principal and Selling Stockholders” sections.

21.	We note your disclosure in the Certain Relationships and Related Party Transactions section on page 94 that Warburg Pincus and Mr. DeJoy will have certain rights to designate members of your board of directors post-offering so long as they maintain certain ownership percentages of your common stock. Please revise this section or add a new section to disclose these rights. Please also revise to disclose Warburg Pincus’ and Mr. DeJoy’s ownership percentage of your common stock post-offering and discuss any other governance arrangements in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

Please see our response to comment 20 above.

Use of Proceeds, page 12

22.	When known, please quantify the amount of existing debt you plan to pay off from the use of proceeds. We note from “Use of Proceeds,” at page 31, that you anticipate this may include existing indebtedness under your Senior Secured Credit Facility. Please disclose here, as you have at page 31, that part of the proceeds of that credit facility were used to pay a $148 million dividend to your existing stockholders.

Securities and Exchange Commission

June 14, 2013

As requested, we will provide the amount of existing debt we plan to repay from the use of proceeds of the offering when known. In addition, as requested, we have added disclosure on page 12, similar to that included in the “Use of Proceeds” section, that part of the proceeds of the credit facility being repaid were used to pay a $148 million dividend to our stockholders in 2012.

Risk Factors, page 14

23.	We note your disclosure in the introductory paragraph of “[i]f any of the following risks occur or if any additional risks and uncertainties not presently known to us or not currently believed to be material occur, our business, results of operations, financial condition or prospects could be materially adversely affected.” This section should not reference unknown or immaterial risks. Please revise this paragraph to clarify that you have discussed all known material risks.

As requested, we have deleted the reference to additional risks and uncertainties not presently known to us or not currently believed to be material.

24.	We note your disclosure in the Certain Relationships and Related Party Transactions section on page 94 that Warburg Pincus and Mr. DeJoy will have certain rights to designate members of your board of directors post-offering so long as they maintain certain ownership percentages of your common stock. Please revise to add a risk factor to address these nomination rights and any associated risks. In this regard, we note that the first and second full risk factors on page 25 discuss the aforementioned parties ownership percentages of your common stock and the associated risks related thereto but do not discuss these nomination rights.

In response to the Staff’s comment, we have added the following disclosure in our risk factor on page 27 in the Amended Draft Registration Statement addressing Warburg Pincus’ ownership percentage: “Additionally, our investor rights agreement provides that so long as Warburg Pincus beneficially owns at least 20% of our outstanding common stock, we will be obligated to nominate and use our best efforts to have two individuals designated by Warburg Pincus elected to our board of directors, and one individual so long as Warburg Pincus beneficially owns at least 10% of our outstanding common stock.”

We have added the following disclosure in our risk factor on page 28 in the Amended Draft Registration Statement addressing Mr. DeJoy’s ownership percentage: “Additionally, our investor rights agreement provides that so long as Mr. DeJoy beneficially owns at least 5% of our outstanding common stock, both we and Warburg Pincus will be obligated to nominate and use our best efforts to have an individual designated by Mr. DeJoy elected to our board of directors.”

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We receive a large majority of our revenues from a small number of clients, page 14

25.	Please include a separate risk factor, which its own subheading, regarding the risk that some of your contracts with clients contain clauses permitting termination on short notice, frequently without significant penalty. Please also provide balancing disclosing regarding this issue in an appropriate place in the summary section of the prospectus.

In response to the Staff’s comment, we have revised the caption of our second risk factor (which was intended to address this risk) in “Risk Factors” to better highlight this risk, as follows: “Our clients may terminate contracts before completion (upon short notice, frequently without incurring significant fees) or choose not to renew contracts, which could adversely affect our business and reduce our revenue.”

To service our indebtedness, page 24

26.	Please revise to quantify your current indebtedness.

We have included the requested quantification in the Amended Draft Registration Statement.

Dividend Policy, page 32, and Note 9. Long-Term Debt, page F-19

27.	In your dividend policy, you state that the payment of any dividends in the future will be at the discretion of your board of directors and will depend upon your results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by your board of directors. In addition, your ability to pay cash dividends is restricted under the terms of your credit agreement. Please revise your “Dividend Policy” disclosures on page 32 and in Note 9 on page F-19 to disclose the significant terms of the restrictions imposed on the company’s ability to pay dividends by the terms of its credit agreement. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

As requested, we have revised the “Dividend Policy” disclosures on page 34 and in Note 9 on page F-20 to disclose the terms of the restrictions under our credit agreement.

Selected Financial Data, page 36

28.	We note that you have presented unaudited pro forma earnings per share in your selected financial data which gives effect to the conversion of your Series A preferred shares into common shares in connection with the offering, to the number of shares whose proceeds would be required to fund the excess of the dividends paid over your earnings for the most recent year and to certain other matters such as the repayment of debt. Please revise your Summary Financial Data on page 9 to also include disclosure of this pro forma earnings per share information.

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June 14, 2013

In response to the Staff’s comment, we have revised the Summary Financial Data to include the requested disclosure of the Company’s pro forma earnings per share information.

29.	We note that you have presented pro forma as adjusted earnings per share which gives effect to the conversion of your Series A preferred shares into common shares, to the number of shares whose proceeds are required to be issued to fund the dividend in excess of earnings for the most recent year, to the repayment of certain debt and reductions in related interest expense using the offering proceeds and also to the number of shares whose proceeds are deemed to be required to fund the management option holder distribution during 2012. As the management option holder distribution was accounted for as an expense in your financial statements when it was paid during 2012 and is therefore already given effect in your historical earnings per share for that period, please explain why you believe it is appropriate to reflect pro forma as adjusted earnings per share giving effect to the payment of this distribution.

In response to the Staff’s comment, we have removed the reference to the management option-holder distribution from the presentation of pro forma as adjusted earnings per share.

Use of Proceeds, page 31

30.	We note your disclosure in the last sentence of the first paragraph that you will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Please revise to clarify that such shares include any shares of common stock sold by the selling stockholders pursuant to the over-allotment option granted to the underwriters.

In response to the Staff’s comment, we have revised the referenced disclosure as follows: “We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders (including any sale pursuant to the over-allotment option granted to the underwriters by the selling stockholders).”

31.	We note your disclosure in the first sentence of the second paragraph that you anticipate using certain net proceeds to repay certain of your existing indebtedness under your Senior Secured Credit Facility. Please revise to quantify the amount of net proceeds that you intend to use for such purpose, when known.

As requested, when known, we will provide the amount of net proceeds we will use to repay our existing indebtedness under our Senior Secured Credit Facility.

Critical Accounting Policies, page 59

Stock-based compensation, page 62

32.	As your disclosure on page 63 indicates that the fair value of your common shares for purposes of calculating and measuring stock-based compensation expense was

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determined by your board with the assistance of management, please revise your discussion of stock-based compensation expense in the critical accounting policies section of MD&A to include the following:

•

A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated IPO price or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.

•	The reason management chose not to obtain a contemporaneous valuation of the company’s common shares by an independent valuation specialist.

Refer to the guidance outlined in paragraph 182 of the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In response to the Staff’s comment, we have revised our discussion of stock-based compensation expense in the critical accounting policies section of MD&A on pages 68-70 of the Amended Draft Registration Statement to include the requested disclosure indicating the estimated fair value per common share at the grant date and the dates those valuations were performed, as well as the dates of the valuations performed subsequent to the grant dates. As described in the Amended Draft Registration Statement, the fair market value at each grant date equaled the most recently obtained contemporaneous outside valuation. Additionally, as disclosed in our revised discussion, management and the Board of Directors reviewed the subsequent outside valuations performed for any indications that the fair value of the common stock materially changed between the most recent pre-grant valuation and the valuation assigned on the date of grant, concluding that there were no such indications for any of the option grant dates.

33.	We note from the disclosure on page 64 that in applying the guideline public company analysis method to value the company’s stock-based compensation grants, certain company specific adjustments were made to enterprise value, including applying a discount for a lack of marketability as well as a control premium due to the closely held nature of the company. Please tell us and revise your discussion on page 64 to indicate the marketability discounts and control premiums used in valuing your common shares. Also, please explain in further detail how these discounts and premiums were calculated or determined.

We have revised the above disclosure on pages 70-72 of the Amended Draft Registration Statement to include the above requested information.

Industry, page 67

34.	Please briefly explain the logistic services you provide in the value-added warehousing and distribution segment in the summary to prospectus, similar to the discussion found here.

Securities and Exchange Commission

June 14, 2013

As requested, we have added the subsection “Our Industry” to the summary section of the Amended Draft Registration Statement that includes a discussion of the logistics services we provide in the value-added warehousing and distribution segment.

Industry Growth Drivers and Trends, page 69

35.	To the extent industry statistics are disclosed which include past growth rates or projections as to future growth rates, please revise to include appropriate balancing language that there is no guarantee that comparable growth rates or projected future growth rates will be achieved.

In response to this and the following comment of the Staff, we have added balancing disclosure on page 78 of the Amended Draft Registration Statement. Please also see our response to comment 8 and the related disclosure added elsewhere in the Amended Draft Registration Statement.

36.	We note your disclosure in the last paragraph that you believe your industry has several attractive characteristics leading to a growth rate that is expected to exceed that of global GDP. Please revise to add balancing language that there is no guarantee that your industry will experience a growth rate in excess of that of global GDP as anticipated.

Please see our response to comment 35 above.

37.	We note your disclosure in the last paragraph that the global supply chain logistics business is characterized by superior returns on invested capital. Please delete such language. Marketing language that cannot be objectively substantiated should be removed.

In response to the Staff’s comment, we have deleted the referenced disclosure and revised the first sentence of the last paragraph on page 78 of the Amended Draft Registration Statement to read as follows: “We believe that our industry has several attractive characteristics, including expanding growth opportunities, leading to a growth rate that is expected to exceed that of global GDP.”

Management, page 85

Executive Officers and Directors, page 85

38.

We note your disclosure in the Certain Relationships and Related Party Transactions section on page 94 that Warburg Pincus and Mr. DeJoy will have certain rights to designate members of your board of directors post-offering so long as they maintain certain ownership percentages of your common stock. Please revise this section to describe briefly any arrangement or understanding between any director and any other persons pursuant to which such director was or is to be selected as a director or nominee. Refer to Item 401(a) of Regulation S-K. In this regard, we would expect to see

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June 14, 2013

disclosure regarding the nomination rights of Warburg Pincus and Mr. DeJoy to include identification of each director who has been nominated pursuant to such rights, if applicable.

In response to the Staff’s comment, we have added a description of the arrangement by which Messrs. DeJoy, Hackett and Berzofsky were selected as directors on page 94 in the “Management” section of the Amended Draft Registration Statement. Similar language has been added to the “Certain Relationships and Related Party Transactions” section on page 105 of the Amended Draft Registration Statement.

39.	We note that you have entered into an employment agreement with Mr. DeJoy. Please revise to add a section which discloses the material terms of this employment agreement. Refer to Item 402(o)(1) of Regulation S-K.

In response to the Staff’s comment, we have added disclosure of the material terms of Mr. DeJoy’s employment agreement commencing on page 100 of the Amended Draft Registration Statement.

40.	Refer to footnote 2. We note that each of Mr. Kaye, Mr. Landy, WP VIII, WP Netherlands, WPVIII Investors, WP Partners, WP and WP LLC have disclaimed beneficial ownership of the stock “except to the extent of any indirect pecuniary interest therein.” Please note that for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise footnote 2 accordingly or tell us why such a disclaimer is appropriate. Please also revise footnotes 7 and 8 accordingly.

The beneficial ownership table contained in the prospectus presents the beneficial ownership of the listed persons as calculated in accordance with Exchange Rule 13d-3(a) and therefore is not based on any person’s pecuniary interest. We have included the above-referenced disclaimer pursuant to Exchange Rule 13d-4, which states that any person may expressly declare in any statement filed that the filing of such statement shall not be construed as an admission that such person is the beneficial owner of any securities covered by such statement.

41.	Refer to footnote 3. For Eos Partners, L.P., please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

We have included the requested disclosure in a revised footnote 3 to the beneficial ownership table included in the Amended Draft Registration Statement.

Description of Capital Stock, page 98

42.	We note your disclosure in the introductory paragraph that the description “is subject to the relevant provisions of Delaware law.” Such a qualification is inappropriate unless you file the applicable provisions of Delaware law as exhibits to the registration statement. Please revise accordingly.

As requested, we have deleted the referenced disclosure.

Securities and Exchange Commission

June 14, 2013

Choice of Forum, page 101

43.	We note your disclosure here entitled “Choice of Forum.” We also note that several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also revise to include a risk factor that discusses the risks attendant to the choice of forum provision included in your amended and restated certificate of incorporation.

In response to the Staff’s comment, we have added disclosure under the “Choice of Forum” heading stating, “We note that although we have included a choice of forum clause in our amended and restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.” Furthermore, we have added disclosure to our risk factor on page 29 regarding our articles of incorporation that discusses risks attendant to the choice of forum provision in our amended and restated articles of incorporation.

Shares Eligible For Future Sale, page 102

44.	We note your references in this section to “subject to lock-up agreements described below,” “upon expiration of the lock-up agreements described below” and “subject to the lock-up agreements referred to above.” We also note that this section does not discuss any lock-up agreements. Please revise and reconcile as applicable.

In response to the Staff’s comment, we have revised these statements to specifically cross-reference the discussion of the lock-up agreements that appears later in the “Underwriters” section.

45.	We note that Warburg Pincus will have certain registration rights upon completion of this offering. Please revise this section to disclose such rights and quantify the number of shares of your common stock which will be covered by such rights. Refer to Item 201(a)(2)(ii) of Regulation S-K.

In response to the Staff’s comment, we have added a cross-reference in this section to our discussion of the registration rights agreement under “Certain Relationships and Related Party Transactions.” We have also included a cross-reference to the updated table under “Principal and Selling Stockholders,” which appears on page 107 of the Amended Draft Registration Statement.

Securities and Exchange Commission

June 14, 2013

Underwriters, page 108

46.	Please revise to state that the selling shareholders “may be deemed” underwriters.

In response to the Staff’s comment, we have added the requested statement.

New Breed Holding Company Financial Statements, page F-1

Consolidated Statements of Income, page F-4

47.	As the disclosures included in Note 17 indicate that income attributable to the company’s common shareholders is significantly less than the company’s net earnings due to the dividends paid to the Series A Preferred shareholders, please revise your consolidated statement of income to disclose the net income (loss) attributable to the common shareholders. Refer to the guidance outlined in SAB Topic 6:B. The Summary Financial Data on page 9 and your Selected Financial Data on page 36 and the disclosures in Note 20 to your financial statements should be similarly revised.

In response to the Staff’s comment, we have revised the consolidated statement of income to include line items for “Dividends paid to Series A Preferred Stock holders” and “Undistributed earnings attributable to Series A Preferred Stock,” summing to “Net income (loss) attributable to common stockholders.” Parallel revisions have been made to the Summary Financial Data on page 10, the Selected Financial Data on page 38 and Note 20 to our audited financial statements.

Note 2. Summary of Significant Accounting Policies, page F-8

Segment Reporting, page F-8

48.	We note from the discussion included on page 75 under the heading “Our Services” that the company’s services include reverse logistics and repair, returns processing, manufacturing support to assembly plants such as materials management, kitting, procurement, multi-channel fulfillment including direct-to-consumer, direct-to-store, inventory management, warehouse support, supply chain consulting, independent engineering services, testing, product improvement and network optimization as well as other services. Please revise the notes to your financial statements to disclose the amount of revenues from external customers derived from each of your principal services or similar groups of services. This disclosure should be provided for each period presented in your consolidated statements of operations. Refer to the guidance outlined in ASC 280-10-50-40.

As requested, we have revised Note 2 to our audited financial statements on page F-8 to include the amount of revenues from external clients derived from our services in accordance with ASC 280-10-50-40. These service categories are generally consistent with our service offerings described in our prospectus summary on page 2 and in the Business section on page 83. We have not separately reported supply chain consulting

Securities and Exchange Commission

June 14, 2013

revenues, as the revenues for these services are not recorded separately in our accounting records; instead, revenues for these services are included in the revenues for the other service categories. However, as described on pages 2 and 83 of the Amended Draft Registration Statement, we believe that supply chain consulting services are an important and distinct service offering provided to our customers. In addition, we have included revenues from our transportation management services.

Insurance Reserves, page F-13

49.	Please revise to clarify whether the company’s insurance reserves include amounts estimated for incurred but not reported claims.

In response to the Staff’s comment, we have updated Note 2 to our audited financial statements accordingly.

Note 5. Property and Equipment, net page F-15

50.	We note from the disclosure included on page F-15 that as a result of a change in the estimated useful life of certain leasehold improvements, the company recorded approximately $2,100 of incremental depreciation expense for the year ended December 31, 2012. Please revise Note 5 to also disclose the impact that this change in estimate had on income from continuing operations, net income and net earnings (loss) attributable to common shareholders. Refer to the disclosure requirements outlined in ASC 250-10-50.

In response to the Staff’s comment, we have updated Note 5 to our audited financial statements accordingly.

Note 8. Income Taxes, page F-18

51.	Please revise the notes to your financial statements to disclose the tabular reconciliation of your unrecognized tax benefits at the beginning and end of the periods presented in your financial statements as required by ASC 740-10-50-15A. Also, please disclose the total amount of unrecognized tax benefits that if recognized, would affect the effective tax rate.

In response to the Staff’s comment, we have updated Note 8 to our audited financial statements to provide the requested tabular disclosure.

Note 12. Related Party Transactions, page F-22

52.	Please revise the notes to your financial statements to disclose significant terms of the Investor Rights Agreement that has been entered into with Warburg Pincus, your principal shareholder.

In response to the Staff’s comment, we have updated Note 12 to our audited financial statements to provide the requested disclosure.

Securities and Exchange Commission

June 14, 2013

Note 13. Stock Based Compensation, page F-22

53.	We also note your disclosure indicating that the board of directors determines grant date fair market value of the company’s stock based upon both internal valuations and contemporaneously obtained outside valuations, and such fair value is used as the exercise price. Please tell us and revise Note 13 to clarify the facts and circumstances under which the two valuation methods are used, and explain how it is determined which one will be used to determine fair value. We may have further comment upon reviewing your response.

In response to the Staff’s comment, we have updated Note 13 to our audited financial statements beginning on page F-23 and Critical Accounting Policies in MD&A on pages 70-72 to include the facts and circumstances upon which our valuation methods are based.

As described in our revised disclosure, our Board of Directors determines the grant date fair market value of the Company’s shares. The Company obtains an outside contemporaneous valuation to assist our Board of Directors in its determination of the estimated fair market value of the Company’s common stock. The dates of the contemporaneous valuations have not always coincided with the date of the option grant (but no more than three months apart for the grants during the past two years). In such instances, management reviewed the most recent contemporaneous valuation of the Company’s common stock and assessed additional objective and subjective factors, both internal and external, that were relevant and may have changed the estimated fair market value of the common stock from the date of the contemporaneous valuation through the date of the option grant. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant date included our operating and financial performance, forecasts of future operating results, current business conditions and the market performance of comparable publicly traded companies. If such factors were believed to have a material impact on the grant date fair value of the common stock, management would perform an internal valuation of the fair value of the Company’s common stock to reflect these additional factors.

For each of the common stock options granted during the three years ended December 31, 2012, no such factors were noted between the contemporaneous valuation date and the date of grant that would have a material impact on the Company’s estimate of the fair market value of its common stock. As such, in each such instance, the fair market value at each grant date equaled the most recently obtained contemporaneous valuation.

54.

We note that during 2012, the company granted 16,700 common stock options that are exercisable only upon occurrence of a liquidity event. The performance condition linked to exercisability of these awards is a liquidity event, which, as of December 31, 2012,

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June 14, 2013

management has determined that the satisfaction of that performance condition is not considered probable. Therefore, no expense has been recognized for the performance- based stock options. Please tell us and add disclosure to Note 13 to explain the nature of the liquidity event which must occur for the 16,700 stock options to become exercisable. In addition, please describe the facts and circumstances that management considered in determining that the performance condition is not probable at this time. Your discussion of stock-based compensation included in the critical accounting policies section of MD&A should be similarly revised.

In response to the Staff’s comment, we have updated Note 13 in our audited financial statements and the Critical Accounting Policies section of MD&A on pages 69-70 to explain the nature of the liquidity event that must occur for the above-mentioned 16,700 stock options to become exercisable.

Our 2005 Equity Incentive Plan defines a “liquidity event” as a sale, transfer, or other disposition, whether by merger or otherwise, to any third-party that is not an affiliate of Warburg Pincus of more than 50% of the capital stock held by Warburg Pincus on the date of each respective common stock option grant (and at a minimum price). Additionally, should such a liquidity event occur, 50% of the holder’s then outstanding unvested options will vest and all vested options will then become exercisable. However the holder must exercise all vested options by March 15th of the calendar year following the liquidity event, or these exercisable options will otherwise expire.

The Company recognizes the grant date fair value of stock options issued over the requisite service period, which is generally the vesting period. However, in accordance with ASC Topic 718, recognition of compensation cost for an award with a performance condition is based on a probability assessment of whether the performance condition will be achieved. A specified event, such as a liquidity event, generally is not considered to be probable of occurrence until it is effective because the timing of such event is unknown and its occurrence is generally outside a company’s control. As a result, the Company has determined it is not probable that the liquidity event performance condition will be achieved, and accordingly no compensation expense has been recognized to date relating to the performance-based stock options.

55.	Please revise the disclosures on page F-23 to disclose the fair value of your common shares at the end of each period that was used to calculate the aggregate intrinsic value of your outstanding and exercisable shares.

In response to the Staff’s comment, we have updated Note 13 to our audited financial statements accordingly.

Item 14. Indemnification of Directors and Officers, page II-1

56.	We note your disclosure in the last paragraph that the description “is qualified in its entirety by reference to the detailed provisions of the Delaware General Corporation

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Law.” Such a qualification is inappropriate unless you file the applicable provisions of the Delaware General Corporation Law as exhibits to the registration statement. Please revise accordingly.

As requested, we have deleted this reference.

Item 15. Exhibits and Financial Statement Schedules, page II-3

57.	Please revise the exhibit index to annotate that you will file the Investor Rights Agreement with Warburg Pincus and the two lease agreements with LMD Properties, LLC and AAL Partners, LLC. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, we have revised the exhibit index as requested.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at 212 728 8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Louis DeJoy, New Breed

Richard Wimmer, New Breed

Effie Simpson (SEC)

Linda Cvrkel (SEC)

Donald E. Field (SEC)